Exhibit 99.1

Opera Declares Upcoming Cash Dividend of $0.40 per ADS Under its Recurring Dividend Program

OSLO, Norway, June 11, 2024 /PRNewswire/ -- Opera Limited (NASDAQ: OPRA) (“Opera”), one of the world’s major browser developers and a leading internet consumer brand, today announced that its Board of Directors has declared its upcoming semi-annual cash dividend for holders of Opera’s ordinary shares as well as American Depositary Shares (“ADSs”), each representing two ordinary shares.

Opera’s next semi-annual dividend under its recurring dividend program will be $0.40 per ADS. Payment will be made to shareholders of record as of the close of business on July 2, 2024 (the “Record Date”). Dividends to be paid to the holders of ADSs through the depositary bank, The Bank of New York Mellon, will be subject to the terms of the deposit agreement. The Company expects the depositary bank to distribute dividends on or about July 15, 2024.

The aggregate amount of the dividend is approximately $35.4 million, based on a total of 88.5 million ADS equivalents outstanding. Opera’s cash expense will be approximately $27.6 million. The remaining $7.8 million will be offset against Opera’s remaining receivable from our majority shareholder, Kunlun Tech Limited (“Kunlun”) in connection with the 2022 sale of Opera’s stake in Star Group Interactive Inc.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “may,” “expect,” “believe,” “anticipate,” “intend,” “aim,” “estimate,” “seek,” “plan,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to,” “future” and similar statements. The Company may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which it operates. All information provided in this press release is as of the date hereof and is based on assumptions that the Company believes to be reasonable as of this date, and it undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in the Company’s filings with the SEC, including its annual reports on Form 20-F.

About Opera

Opera is a user-centric and innovative software company focused on enabling the best possible internet browsing experience across all devices. Hundreds of millions use the Opera web browsers for their unique and secure features on their mobile phones and desktop computers. Founded in 1995, and headquartered in Oslo, Norway, Opera is a public company listed on the Nasdaq stock exchange under the ticker symbol “OPRA”. Download the Opera web browser and access other Opera products from opera.com. Learn more about Opera at investor.opera.com.

Contacts

Investor relations:

Matthew Wolfson

investor-relations@opera.com

Media:

press-team@opera.com